SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ______________

                                   SCHEDULE TO
                                (Amendment No. 4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
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                       (Name of Subject Company [Issuer])

                       Everest Investors 10, LLC (offeror)
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                    Everest Properties II, LLC (other person)
                                (Filing Persons)

                 Original Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
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                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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   Transaction Valuation: $3,678,150(1)      Amount of Filing Fee: $735.63(2)
--------------------------------------------------------------------------------

(1) Calculated as the product of the number of Original Units on which the Offer is made and the gross cash price per Original Unit.

(2)  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Checkthe appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, including all amendments to date (the "Schedule TO") filed by Everest Investors 10, LLC ("Everest 10" or the "Purchaser"), a California limited liability company, to purchase up to 5,650 original units ("Original Units") of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 is hereby supplemented as follows:

     The Offer expired pursuant to its terms at 5:00 p.m., Los Angeles time, on Monday, January 6, 2003. The Purchaser received 1,072.75 Original Units that were validly tendered and not withdrawn, all of which were accepted for payment. Once the Partnership has confirmed that the Original Units have been transferred to the Purchaser, as a result of the Offer, the Purchaser will own approximately 8.8% of the outstanding Original Units. An affiliate of the Purchaser, Everest Properties, Inc., owns 205 Original Units (1%), which were acquired pursuant to an offer made on November 26, 2001.


                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2003



                                     EVEREST INVESTORS 10, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager


                                         By:  /S/ DAVID I. LESSER
                                              ------------------------
                                              David I. Lesser
                                              Executive Vice President



                                     EVEREST PROPERTIES II, LLC


                                     By: /S/ DAVID I. LESSER
                                         ------------------------
                                         David I. Lesser
                                         Executive Vice President